CONSENT OF EXPERT

Reference is made to the technical report entitled "Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment" dated October 23, 2009 which the undersigned has prepared, together with Mark Hertel, P.Geo., Keith Durston, P.Eng., Charles Edwards, P.Eng. and Simon Allard, P.Eng. (the "**Technical Report**").

The undersigned hereby consents to the reference to the Technical Report and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: M. Pdhr Thomas

Margaret Podhorski-Thomas, P.Eng.